Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-105732

PROSPECTUS

ORCHID BIOSCIENCES, INC.

53,813,890 SHARES OF COMMON STOCK

     We sold $16.0 million of our Series A Convertible Preferred Stock and warrants in a private placement on March 31, 2003. This prospectus relates to the resale from time to time of up to a total of 53,813,890 shares of our common stock by the selling stockholders described in the section entitled “Selling Stockholders” on page 16 of this prospectus. The shares are comprised of the following:

•	37,222,223 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock at a conversion price of $0.45 per share;

•	11,516,667 shares of common stock issuable upon exercise of the warrants at an exercise price of $0.45 per share;

•	75,000 shares of common stock issuable upon exercise of the warrants at an exercise price of $0.65 per share; and

•	5,000,000 shares of common stock that we may issue, at our option, in lieu of cash dividends payable quarterly on the Series A Convertible Preferred Stock.

     The selling stockholders may offer and sell any of the shares of common stock from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled “Plan of Distribution” on page 18 of this prospectus. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. We could receive up to $5,231,250 in proceeds from the cash exercise of the warrants by the selling stockholders, which proceeds would be used for general corporate purposes. We will pay all expenses incurred in effecting the registration statement of which this prospectus constitutes a part.

     Our common stock is listed on The Nasdaq National Market under the symbol “ORCH.” On June 5, 2003, the last reported sale price for our common stock was $1.40 per share.

     You should consider carefully the risks that we have described in “Risk Factors” beginning on page 5 before deciding whether to invest in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 6, 2003

ABOUT THIS PROSPECTUS

     You should read this prospectus and the information and documents incorporated by reference carefully. Such documents contain important information you should consider when making your investment decision. See “Incorporation of Documents by Reference” on page 19. You should rely only on the information provided in this prospectus or documents incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions in which offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

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OUR BUSINESS

     The following is only a summary. We urge you to read this entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference from our other filings with the SEC. Investing in our common stock involves risks. Therefore, carefully consider the information provided under the heading “Risk Factors” beginning on page 5.

Overview

     We have a portfolio of business units that are engaged in the development and commercialization of products and services that measure and analyze information related to genetic uniqueness, or the genetic variability that distinguishes one organism from another, also known as genoprofiling.

     Genoprofiling data is used in the field of identity genomics for paternity and forensics identification testing, and by health care providers in organ transplantation compatibility testing. Genoprofiling data also has public health applications, such as prion susceptibility testing to breed sheep resistant to scrapie disease. Additionally, genoprofiling data is also being used for genetic disease susceptibility testing and to help physicians manage treatment regimens. Pharmaceutical companies are now using genoprofiling data to facilitate the development of more specific and efficacious drugs and to enable the adoption of personalized medicine which involves prescribing the right drug for the right person at the optimal dose based on the individual’s genetic profile. Our products and services are already being used in each of these applications and we expect their uses to increase.

Business

     We began operations in 1995, and in the first three years of business we were primarily focused on developing our microfluidics technologies for applications in high throughput synthesis of small molecules under collaborative research programs with SmithKline Beecham and Sarnoff Corporation. In 1998, we made a fundamental shift in our focus to apply our technology to the fields of genetic diversity applications, including single nucleotide polymorphism, or SNP, genotyping and pharmacogenetics. Subsequently, we acquired substantially all of the assets of Molecular Tool, Inc., a wholly owned subsidiary of GeneScreen, Inc. Molecular Tool’s proprietary primer extension technology for genotyping SNPs matched with our existing microfluidics technologies. In December 1999, we acquired GeneScreen, Inc., a recognized leader in identity genomics services. In 2001, we acquired two new businesses: Cellmark Diagnostics, a business division of AstraZeneca, a provider of DNA laboratory testing in the UK and a supplier of genotyping products for human inherited disease diagnosis; and Lifecodes Corporation, one of the largest providers of identity genomics testing for forensics and paternity in the US, and a major provider of human leukocyte antigens, or HLA, genotyping products and services for transplantation compatibility testing. In early 2002, we began the process of realigning our business into four strategic units for marketing purposes. These business units consisted of (1) Orchid Identity Genomics, (2) Orchid GeneShield, (3) Orchid Diagnostics and (4) Orchid LifeSciences.

•	Orchid Identity Genomics provides DNA testing for paternity and forensics determinations to state and local governmental authorities as well as to individuals and organizations, through Orchid GeneScreen and Orchid Cellmark, as well as prion susceptibility testing to the UK government through Orchid Europe with the goal of breeding sheep genetically resistant to the disease scrapie.

•	Orchid GeneShield is developing programs designed to accelerate the adoption and use of personalized medicine by patients and physicians.

•	Orchid Diagnostics provides products and services for genetic testing, including HLA genotyping, inherited disease diagnosis and immunogenetics, or the study of the relationship between an individual’s immune response and their genetic makeup.

•	Orchid Life Sciences develops and markets products, services and technologies for SNP genotyping, or scoring, and genetic diversity analyses to life sciences and biomedical researchers as well as pharmaceutical, agricultural, diagnostic and biotechnology companies. The instrumentation portion of this business unit was divested in 2002.

     In 2002, we sharpened our strategic focus by concentrating our efforts on our high growth genoprofiling service businesses where we have a market leadership position in forensics, paternity and prion susceptibility testing. We have also continued the pioneering work of our Orchid GeneShield unit in accelerating adoption of personalized medicine. These segments are represented by Orchid Identity Genomics which currently accounts for nearly all of our revenues, and Orchid GeneShield. With the refocusing of our business, we decided to divest the instrumentation portion of our Orchid Life Sciences business and our Orchid Diagnostics business unit, as we believe these segments do not offer the profitable growth prospects of our other business units. In addition, we believe these segments face the risk of significant competition and short product cycles in the product business and require higher levels of

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research and development expenses to maintain a leading position. These refocusing actions are consistent with our efforts during 2002 to increase efficiencies, reduce operating costs and improve our financial position.

     In December 2002, we sold the Orchid Life Sciences product related assets to Beckman Coulter, Inc. for a combination of cash payments and Beckman Coulter’s assumption of certain debt obligations. In connection with this transaction, Beckman Coulter acquired rights to the SNP genotyping products, reagents, and software formerly marketed by Orchid Life Sciences and certain patent and trademark rights. Beckman Coulter received an exclusive license to use our proprietary primer extension SNP analysis technology in products sold to the research and specialty testing markets, and a non-exclusive license to use our primer extension technology in the field of diagnostics. We retained rights to use the primer extension technology in the diagnostics market, as well as in all of our genoprofiling service businesses, including identity testing for forensics and paternity, and pharmacogenetic testing for personalized medicine. We will continue to use our primer extension technology to provide advanced clinical-quality genotyping services to pharmaceutical and agricultural customers. We retained rights to our portfolio of primer extension technology patents, as well as to our existing primer extension technology license agreements.

     We are currently pursuing the sale of our Orchid Diagnostics business unit. Currently we do not have a definitive agreement to sell the Orchid Diagnostics business unit.

     Our principal executive offices are located at 4390 US Route One, Princeton, New Jersey, 08540. Our telephone number is (609) 750-2200 and our web site address is www.orchid.com. We make available free of charge through the Investors section of our web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). We include our web site address in this Annual Report on Form 10-K as an inactive textual reference only.

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RISK FACTORS

     Investing in our securities involves risk. Before making an investment decision, you should carefully consider the following risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

     If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the value of our securities could decline and you could lose all or part of your investment.

Risks Related to Our Business

If we fail to acquire additional capital to fund our current and future operating plans or obtain it on unfavorable terms, then we may have to end further development to some of our programs and operations.

     We have expended significant resources developing our facilities and funding commercialization activities. We anticipate that our existing cash on hand, including the funds from the March 2003 financing and the availability of funds under our line of credit, are sufficient to fund our current and future operating plans at least through December 31, 2003. After this, we may be unable to fund our business operations and may be required to seek other strategic alternatives.

     If we raise additional funds through the sale of equity or convertible debt or equity-linked securities, your percentage ownership in the company will be reduced. In addition, these transactions may dilute the value of our outstanding common stock. We may issue securities that have rights, preferences and privileges senior to our common stock. If we raise additional funds through collaborations or licensing arrangements, we may be forced to relinquish rights to certain of our technologies or products, or grant licenses to third parties on terms that are unfavorable to us. We may be unable to raise additional funds on terms acceptable to us. If future financing is not available to us on acceptable terms, we may not be able to fund our future needs and we may have to curtail one or more commercial activities.

We may be delisted from Nasdaq resulting in a limited public or private market for our common stock and volatility in our stock price.

     Our common stock is currently listed on the Nasdaq National Market. On January 10, 2003, we received a notice from Nasdaq stating that we were not in compliance with their continued listing requirements because our common stock bid price had fallen below Nasdaq’s $1.00 minimum bid price requirement for 90 consecutive trading days. On February 20, 2003, Orchid attended a hearing before the Nasdaq Qualifications Panel (the Panel) to appeal the staff’s determination. On March 26, 2003, the Panel determined to continue listing of our common stock on the Nasdaq National Market through June 24, 2003. On April 15, 2003 at a special meeting of our stockholders, our stockholders approved a resolution authorizing our board of directors to amend our certificate of incorporation to implement a reverse split of common stock in a range between 1-for-3 and 1-for-7. Accordingly, the board has discretionary authority to implement a reverse split within this range at any time prior to our next annual meeting, which is scheduled to be held on June 12, 2003. There can be no assurance, however, that by effecting a reverse stock split that we will be able to regain compliance with the minimum bid price requirement.

     If we are unable to regain compliance with the $1.00 minimum bid requirement by June 24, 2003, and any appeal to Nasdaq for relief from this requirement is unsuccessful, our common stock will be delisted from trading on the Nasdaq National Market. If this were to happen, trading in our common stock would decrease substantially, or may cease altogether, the market price of the common stock may decline further, potentially to zero, and stockholders may lose some or all of their investment. Furthermore, delisting of our common stock from the Nasdaq National Market would inhibit, if not preclude, our ability to raise additional working capital on acceptable terms, if at all.

If our common stock is delisted from Nasdaq, the founders of GeneShield may terminate their agreements with GeneShield.

     Pursuant to the terms of our May 2001 contribution and license agreement with the founders of GeneShield, if our common stock is delisted from the Nasdaq National Market for a period of 90 days, subject to certain cure periods, the founders may terminate the contribution and license agreement which would preclude GeneShield from operating as currently structured, which could have an adverse effect on our results of operations and financial condition.

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We are at an early stage of development and may never become profitable.

     We organized our company as a Delaware corporation on March 8, 1995 and have a short operating history. The market for the products and services that we develop, manufacture and market, all of which are derived from genomics and microfluidics technologies, is uncertain. We face risks related to our ability to:

•	develop, market and maintain competitive technologies, products and services;

•	anticipate and adapt to changes in our rapidly evolving markets;

•	retain current collaborators and customers and attract new collaborators and customers for our genoprofiling products and services in paternity, forensics, disease susceptibility, diagnostic and pharmacogenetic testing;

•	attract, retain and motivate qualified management, technical and scientific personnel;

•	obtain additional capital to support the expenses of developing our technologies and commercializing our products and services; and

•	transition successfully from a company with a research focus to a company capable of supporting commercial activities.

If we fail to adequately manage these risks, we may never become profitable and our financial condition would suffer.

We had an accumulated deficit of $267.7 million as of March 31, 2003 and expect to continue to incur operating losses through at least the third quarter of 2003 or possibly beyond.

     We have had substantial operating losses since our inception, and we expect our operating losses to continue at least through the third quarter of 2003 and possibly beyond. For example, we experienced net losses of $4.3 million for the quarter ended March 31, 2003, $80.1 million for the year ended December 31, 2002, $84.7 million in 2001, and $47.9 million in 2000. In order to further develop and commercialize our paternity, forensic and animal testing services, as well as our pharmacogenomic services provided by GeneShield, we will need to incur expenses in connection with our internal development and commercialization programs. As a result, we expect to incur operating losses at least through the third quarter of 2003.

Fluctuations in our quarterly revenues and operating results may negatively impact our stock price.

     Revenues and results of operations have fluctuated significantly in the past and significant fluctuations are likely to continue in the future due to a variety of factors, many of which are outside of our control. These factors include:

•	the volume and timing of orders for our products and services;

•	changes in the mix of our products and services offered;

•	the number, timing and significance of new products and services introduced by our competitors;

•	our ability to develop, market and introduce new and enhanced products and services on a timely basis;

•	changes in the cost, quality and availability of intellectual property and components required to manufacture or use our products and services;

•	availability of commercial and government funding to researchers who use our products and services, and

•	the timing of Federal funding for forensics DNA testing for backlog reductions through the National Institute of
Justice.

     Development costs associated with our technologies, products and services, as well as personnel costs, marketing programs and overhead account for a substantial portion of our operating expenses. We cannot adjust these expenses quickly in the short term. In addition, if we successfully complete the sale of our Diagnostics business, our revenues may decline. If our revenues decline and we are not able to reduce our operating expenses accordingly, our loss of revenues and failure to reduce operating expenses could harm our operating results for a particular fiscal period. In addition, market and other conditions may require certain non-cash charges such as stock based compensation charges and impairment charges related to long-lived assets to be recorded by us in future periods.

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If our operating results in some quarters fail to meet the expectations of public market analysts or investors, the market price of our common stock is likely to fall.

Under certain circumstances, we may be required to redeem outstanding shares of our Series A Convertible Preferred Stock.

     Pursuant to the terms of the Series A Convertible Preferred Stock that we sold in the March 2003 financing, the holders of outstanding shares of the Series A Convertible Preferred Stock may require that we repurchase, or redeem, such shares upon the occurrence of the following events:

•	our Common Stock is suspended from trading on any of, or is not listed for trading on at least one of, the NYSE, AMEX, the Nasdaq National Market, the Nasdaq SmallCap Market, the OTC Bulletin Board or the Bulletin Board Exchange for an aggregate of 10 trading days in any nine month period;
•	if the registration statement of which this prospectus forms a part, has not been declared effective within 120 days after it is first filed with the SEC or such registration statement, after being declared effective, cannot be used by the holders of Series A Convertible Preferred Stock for the resale of all of the shares of Common Stock into which the Series A Convertible Preferred Stock is convertible, the warrants are exercisable or that are issued as dividends on the Series A Convertible Preferred Stock for an aggregate of more than 45 days;
•	we fail to remove any restrictive legend on any certificate or any shares of Common Stock issued to the holders of Series A Convertible Preferred Stock upon conversion when required by the terms of the March 2003 financing, and the failure continues uncured for five business days after we have been notified in writing by the holder that the holder has complied with the requirements with respect to such legend removal;
•	we refuse to issue shares of Common Stock to any holder of Series A Convertible Preferred Stock upon conversion;
•	Orchid or any subsidiary shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed;
•	bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors are instituted by or against Orchid or any subsidiary and, if instituted by a third party, are not dismissed within 90 days;
•	a change in control of the Company as defined in the agreement;
•	we shall either (a) fail to pay, when due, or within any applicable grace period, any payment with respect to any indebtedness in excess of $250,000 due to any third party, other than payments contested in good faith, or we otherwise are in breach or violation of any agreement for monies owed in an amount in excess of $250,000 which breach or violation permits the other party thereto to declare a default or otherwise accelerate amounts due thereunder, or (b) suffer to exist any other default or event of default under any agreement which default or event of default would or is likely to have a material adverse effect on our business, operations, properties, prospects or financial condition;
•	we fail to pay in full dividends on the Series A Convertible Preferred Stock on any two consecutive dividend payment dates; or
•	we shall materially breach any material term of the March 2003 financing.

If any of the foregoing events occur, the holders of outstanding shares of Series A Convertible Preferred Stock may require that the company repurchase, or redeem, the shares. The redemption price would be equal to 125% of the purchase price per share of Series A Convertible Preferred Stock ($10,000) plus any accrued and unpaid dividends except that in the case of a change in control, the redemption equals 150% of such amount. Accordingly, the occurrence or any one of the foregoing events could have a material adverse effect on our financial condition, results of operations and our ability to continue as a going concern.

We have limited manufacturing experience as it relates to manufacturing our products and delivering our services on a commercial scale.

     We have limited process manufacturing experience and currently possess seven accredited facilities capable of producing limited quantities of our products and services for both sale to our customers and internal use. We have completed a significant portion of building out our manufacturing and service facilities to meet current market needs. If commercial sales were to increase dramatically in the short term, we may need to scale-up our manufacturing and service facilities. If we are unable to successfully scale-up our existing capabilities quickly to meet such a demand, we may not be able to provide our customers with the quantity of products and services they require, which would result in reduced revenues. If any natural disaster were to significantly damage our manufacturing and service facilities or if other events were to cause our operations to fail, these events could prevent us from developing and producing our products and services. Furthermore, we may not have adequate insurance to cover the damage, which would adversely affect our results of operations.

We have limited sales and marketing experience, and as a result, may be unable to compete successfully with our competitors in commercializing our potential products and services.

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     We have limited experience in sales and marketing. We have only a small direct sales force and will continue to rely principally upon a small number of employees. We intend to market our products and services through collaborations and distribution agreements with healthcare, pharmaceutical, biotechnology, and agricultural companies. We also intend to continue to market our Paternity, Forensic and Agricultural testing services to governmental entities and our Paternity and Pharmacogenomic testing services to individual consumers. We cannot assure you that we will be able to successfully establish or maintain either a direct sales force or distribution arrangements to market our products and services, which could have a material adverse effect on our financial condition and business strategy.

Our development of future technologies and commercial products and services utilizing proprietary methods of single base primer extension may not be commercially viable or successful, which would adversely affect our revenues.

     We cannot be certain that our prospective customers will value our products or services utilizing primer extension methodologies. We are currently developing and commercializing only a limited number of products and services based on our SNP scoring technologies. We cannot assure you that we or our customers will be able to use our technologies to successfully identify and score SNPs. In addition, any SNPs which we or our customers score may not be useful in assisting pharmaceutical or diagnostic product development. Our SNP scoring technologies are in part directed toward the role of genes and polymorphisms in complex diseases. A limited number of companies have developed or commercialized products based on gene discoveries and/or polymorphisms to date. Accordingly, even if we or our customers are successful in scoring SNPs and associating these SNPs with specific drug responses or diseases, we cannot assure you that these discoveries will lead to the development of therapeutic or diagnostic products. If we fail to successfully develop our SNP scoring technologies or any commercially successful diagnostic products and services based on such technologies, we may not achieve a competitive position in the market.

     Our SNP scoring technologies involve novel uses of products, software and technologies that require validation in commercial applications. Previously unrecognized defects or limitations of our SNP scoring technologies may become apparent in these commercial applications. As a result, we may be unable to validate or achieve the improvements in the components of our SNP scoring technologies necessary for their successful commercialization.

If we fail to maintain the identity genomics contracts we have with various state and governmental agencies or fail to enter into additional contracts, we would lose a significant source of revenues.

     We currently derive the majority of our revenues from the identity genomics services we provide in the paternity, forensic and agricultural fields. These services are heavily dependent upon contracts we have with various governmental agencies, which are typically open to bid and awarded every one to three years. The process and criteria for these awards are typically complex and highly competitive. We may not be able to maintain any of our existing governmental contracts or be the successful bidder on any additional governmental contracts which may become available in the future, or negotiate terms acceptable to us in connection with any governmental contract awarded to us, which would adversely affect our results of operations and financial condition.

If we fail to improve our genetic analysis process, we could fail to achieve cost improvements and lose our competitive position in the market.

     Due to rapid product development and technological advancement in the medical diagnostics and DNA testing industry, our growth and future operating results will depend, in significant part, upon our ability to apply new technologies to automate and improve our genetic analysis services and modify our existing products to take advantage of new technologies. There can be no assurance that our development efforts will result in any additional commercially viable or successful improvements to our testing processes or products. Any potential improvements to the testing process or new products will require substantial additional investment, laboratory development and clinical testing, and possibly regulatory approvals, prior to commercialization. Our inability to successfully develop improvements to our testing processes or new products or to achieve market acceptance of such improvements or new products could have a material adverse effect on our business, financial condition and results of operations. In addition, the rapid product development and technological advancement in the genetic analysis and DNA testing industry could result in our current or future DNA testing services or products becoming obsolete. We believe that our future operating results will depend substantially upon our ability to overcome technological challenges, successfully introduce new technologies into our laboratories and to our customers and to gain access to and successfully integrate such technologies if developed by others.

If we cannot enter into new collaborations or licensing agreements, we may be unable to develop or commercialize our technologies, products and services.

     Our strategy for developing and commercializing technologies, products and services based on our discoveries depends upon our ability to form research collaborations and licensing arrangements. As a result, we may be dependent on our collaborators and licensees for regulatory approval and manufacturing and marketing of diagnostic products and personalized medicine resulting from the application of our technologies. If we are unable to enter into such research collaborations and licensing arrangements or

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implement our strategy to develop and commercialize diagnostic products based upon our discoveries it would have a material adverse effect on our results of operation and financial condition.

The early termination of any of our collaborations or licenses could harm our business and financial condition.

The collaboration agreements we have with third parties may be terminated early under certain circumstances, including in the event of a material breach by us. In addition, we intend to enter into additional collaborations and licenses with third parties, who may require that their agreements with us permit termination by them prior to the expiration of the negotiated term under certain circumstances. If any third party were to terminate its agreement with us or otherwise fail to perform its obligations or to complete them in a timely manner, we could lose significant revenues.

We may not be able to attract and retain consultants and scientific advisors.

We have historically maintained relationships with consultants and scientific advisors at academic and other institutions who have conducted research on our behalf critical to the development of our technologies, products and services. The majority of these individuals have commitments to other entities and have limited time available for us. Some of these entities may also compete with us. We will need to establish new relationships with consultants and scientific advisors in our genetic diversity fields. We will have little, if any, control over the activities of any new collaborators and can expect only limited amounts of their time to be dedicated to our activities. Further, we may not be able to negotiate acceptable collaborations in the future with additional consultants or scientific advisors at academic and other institutions.

If we do not successfully distinguish and commercialize our technologies, products and services, we may be unable to compete successfully with our competitors or to generate significant revenues.

We are subject to significant competition from companies that are pursuing products and services that are substantially similar to our existing and proposed products and services. Many of the organizations competing with us have greater financial, manufacturing, marketing, sales, distribution and technical resources than we do. We may also compete against certain of our customers, which could adversely affect our relationships with them.

We also face significant competition in our strategy designed to identify and patent medically important uses of SNPs (our GeneShield strategies). Some of the organizations competing with us have greater financial and technical resources. We also have limited experience working in the managed care and health care delivery industries and may not be able to successfully commercialize our inventions, either on our own or in partnership with others. It may also take longer than currently anticipated for SNPs and pharmacogenetics to become widely used in clinical practice, which could adversely impact our ability to realize significant revenues from our GeneShield business in the foreseeable future.

We believe our future success will depend, in large part, on our ability to maintain a competitive position in the identity genomics field and the pharmacogenetics product field. Others may make rapid technological developments which may result in our technologies, products or services becoming obsolete before we recover the expenses incurred to develop them. Our inability to also make the enhancements to our technologies necessary to compete successfully with newly emerging technologies would have a material adverse effect on our competitive position.

If we are unable to protect our proprietary methods and technologies, we may not be able to commercialize our products and services.

If our patent applications do not result in issued patents, our competitors may obtain rights to commercialize our discoveries, which would harm our competitive position.

Our commercial success will depend, in part, on our ability to obtain patent protection on many aspects of our business, technologies, products and services, including the discovery and the association of particular SNPs with disease predisposition and adverse drug metabolism, and on the products, methods and services we develop. We may not be able to obtain new patents for these products, methods or services. We will pursue patent protection on novel uses of SNPs discovered by us of known genes, as well as novel uses for previously identified SNPs discovered by third parties. We may need to obtain a license from such third parties with respect to any patent covering such SNPs in order to make, use or sell any related products or services. In addition, we may need to obtain a separate license from the gene patent holder. We may not be able to acquire such licenses on terms acceptable to us, if at all.

Certain parties are attempting to rapidly identify and characterize genes and SNPs through the use of gene expression analysis and other technologies. To the extent any patents issue to other parties on such partial or full-length genes or SNPs or on uses for such genes or SNPs, the risk that the sale of products or processes developed by us or our collaborators may give rise to claims of patent infringement against us may increase. Others may have filed and, in the future, are likely to file, patent applications covering

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SNP uses. Any such patent application could have priority over our patent applications and could further require us to obtain rights to previously issued patents covering SNP uses. We cannot assure you that any license that we may require under any such patents will be made available to us on commercially acceptable terms, if at all.

The scope of our issued patents may not provide us with adequate protection of our intellectual property, which would harm our competitive position.

Any issued patents that cover our proprietary technologies may not provide us with substantial protection or be commercially beneficial to us. The issuance of a patent is not conclusive as to its validity or its enforceability. The US Patent and Trademark Office may invalidate one or more of our patents. In addition, third parties may have patents of their own which could, if asserted, prevent us from practicing our proprietary technologies, including the methods we use to conduct SNP scoring. If we are otherwise unable to practice our patented technologies, we may not be able to commercialize our technologies, products or services and our competitors could commercialize our technologies.

Our success will depend partly on our ability to operate without misappropriating the intellectual property rights of others.

We may be sued for infringing, or may initiate litigation to determine that we are not infringing, on the intellectual property rights of others. Intellectual property litigation is costly, and could adversely affect our results of operations. If we do not prevail in any intellectual property litigation, in addition to any damages we might have to pay, we could be required to stop the infringing activity, or obtain a license to or design around the intellectual property in question. If we are unable to obtain a required license on acceptable terms, or are unable to design around any third party patent, we may be unable to sell some of our products and services, which would result in reduced revenues.

We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could result in the forfeiture of these rights.

In order to protect or enforce our patent rights, we may need to initiate patent litigation against third parties. These lawsuits could be expensive, take significant time, and could divert management's attention from other business concerns. These lawsuits could result in the invalidation or a limitation in the scope of our patents or forfeiture of the rights associated with our patents. We cannot assure you that we will prevail in any future litigation or that a court will not find damages or award other remedies in favor of the opposing party in any of these suits. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. Securities analysts or investors may perceive these announcements to be negative, which would likely cause the market price of our stock to decline.

Other rights and measures that we rely upon to protect our intellectual property may not be adequate to protect our products and services and could reduce our ability to compete in the market.

In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, non-disclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. While we require employees, collaborators, consultants and other third parties to enter into confidentiality and/or non-disclosure agreements where appropriate, any of the following could still occur:

•	the agreements may be breached;

•	we may have inadequate remedies for any breach;

•	proprietary information could be disclosed to our competitors; or

•	others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

If for any of the above reasons our intellectual property is disclosed or misappropriated, it would harm both our ability to protect our rights and our competitive position.

Future acquisitions or mergers could disrupt our ongoing operations, increase our expenses and adversely affect our revenues.

Since September 1998, we acquired Molecular Tool, a developer of SNP technologies, as well as GeneScreen, Cellmark and Lifecodes, providers of identity genomic and diagnostic testing services. Although we have no commitments or agreements with respect to any additional acquisitions or mergers at present, we anticipate that a portion of our future growth may be accomplished

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either by acquiring or merger with existing businesses. Factors that will affect the success of any potential acquisition or merger to be made by us include our ability to integrate acquired personnel, operations, products and technologies into our organization effectively, to motivate key personnel and to retain customers of acquired or merged businesses. We may not be able to identify suitable acquisition or merger opportunities, obtain any necessary financing for an acquisition on acceptable terms or successfully integrate acquired personnel and operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and materially and adversely affect our revenues.

Our failure to comply with applicable government and industry regulations may affect our ability to develop, produce, or market our potential products and services and may adversely affect our results of operations.

Our development, manufacturing and service activities involve the controlled use of hazardous materials and chemicals and patient samples. We are subject to Federal, state, local, UK and European laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products, as well as the conveyance, processing, and storage of data on patient samples. Further, we are subject to CLIA as a result of our acquisition of GeneScreen, Cellmark, and Lifecodes. CLIA imposes certain certification requirements on all clinical laboratories performing tests on human specimens for the purpose of providing information for the diagnosis, prevention or testing of any diseases. In addition, we are subject to the European Directive 98/79/EC as a result of our acquisition of the Cellmark laboratory. European Directive 98/79/EC imposes certain requirements in connection with Cellmark's sale of gene diagnostic kits. Although we believe we comply in all material respects with the standards prescribed by Federal, state, local, UK and European laws and regulations, if we fail to comply with applicable laws or regulations, including CLIA and European Directive 98/79/EC, or if an accident occurs, we could be required to pay penalties or be held liable for any damages that result and this liability could exceed our financial resources.

All seven of our clinical quality genotyping laboratories must comply with various industry regulations and accreditation standards in order to continue to provide our paternity testing, forensic testing and bone marrow typing services. For example, our GeneScreen laboratories have obtained accreditation from the American Association of Blood Banks in order to provide paternity testing, from the National Forensic Science Testing Center in order to provide criminal forensic testing services and from the American Society of Histocompatibility and Immunology in order to provide bone marrow donor typing services. In addition, our Cellmark laboratory must comply with various industry regulations and accreditation standards in order to provide paternity and forensic testing services. For example, our Cellmark laboratory has obtained accreditation from a Notified Body (SGC Yarsley ICS) and the United Kingdom Accreditation Service and a registration from the Ministry of Agriculture, Fisheries and Food in order to provide paternity and forensic testing services. In addition, Cellmark must comply with regulations applicable to the marketing of its products and services. We cannot assure you that we will be able to maintain our accreditations with any of these authorities or comply with the regulations applicable to the marketing of Cellmark products. If we fail to comply with the applicable regulations promulgated by any of these agencies or if we were to lose our accreditation by any of them, the revenues supporting our GeneScreen or Cellmark businesses could be eliminated or significantly reduced.

The international sale of our products and services are subject to increased costs and other risks which could affect our revenues.

Our Cellmark laboratory as well as our Diagnostic business unit rely upon international sales which are subject to certain inherent risks, including difficulties in collecting accounts receivable, potentially longer payment cycles, increased costs associated with maintaining international marketing efforts, currency fluctuations, changes in regulatory requirements, and difficulties in enforcement of contractual obligations and intellectual property rights.

We may be held liable for any inaccuracies associated with our research and identity genomics services, which may require us to defend ourselves in costly litigation.

Our genoprofiling laboratory testing centers provide pharmacogenetic, forensic, paternity, diagnostic and animal testing services. Claims may be brought against us for false identification of paternity or other inaccuracies. Litigation of these claims can be costly. We could expend significant funds during any litigation proceeding brought against us. Further, if a court were to require us to pay damages to a plaintiff, the amount of such damages could significantly harm our financial condition.

If our vendors fail to supply us with components for which availability is limited, we may experience delays in our product development and commercialization.

Certain key components of our SNP scoring and other pharmacogenetic and identity genomic testing technologies are currently available only from a single source or a limited number of sources. We currently rely on outside vendors to supply or manufacture certain components of our systems and certain reagents we use in our services. Some or all of these key components may not continue to be available in commercial quantities at acceptable costs. Consequently, if any events cause delays or interruptions in the supply of our components, we may not be able to supply our customers with our products and services on a timely basis which would adversely affect our results of operations. To the extent that our suppliers fail to meet our requirements completely or

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consistently, we may need to enter into new agreements with other suppliers, the terms of which may not be as favorable toward us as our existing supply agreements.

If we fail to hire, train and retain qualified employees, we may not be able to compete effectively, which could result in reduced revenues.

Our researchers, scientists and technicians have significant experience in research and development related to pharmacogenomics, identity genomics, and diagnostics. If we were to lose these employees to our competitors, we could spend a significant amount of time and resources to replace them, which could impair our research and development efforts. Further, in order to maintain our manufacturing capability and to further our development efforts, we will need to hire, train and retain additional research, scientific and technical personnel. If we are unable to do so, we may experience delays in the development and commercialization of our technologies, products and services. In addition, we currently are operating without a Chief Executive Officer. We cannot guarantee you that we will be able to hire a Chief Executive Officer that meets our requirements. Failure to hire a suitable Chief Executive Officer may reduce investor interest and credibility in our company and negatively affect the share price.

Risks Related to the Biotechnology Industry

Public opinion regarding ethical issues surrounding the use of genetic information may adversely affect demand for our products.

Public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing results and their application in personalized medicine may influence governmental authorities to call for limits on, or regulation of the use of, genetic testing and its application in personalized medicine. In addition, such authorities could prohibit testing for genetic predisposition for certain conditions, particularly for those that have no known cure. Any of these scenarios could reduce the potential markets for our products, which could materially and adversely affect our revenues.

Commercializing medical products has associated risks, including compliance with clinical testing and manufacturing regulations.

If we were to undertake the development of medical, testing or diagnostic products without the collaboration of others, we would have to expend significant funds. Any of our potential medical, testing or diagnostic products will be subject to the risks of failure inherent in the development of diagnostic products based on new technologies. These risks include the following possibilities:

•	that the products, if efficacious, will be difficult to manufacture on a large scale or uneconomical to market;

•	that proprietary rights of third parties will preclude us or our collaborative partners from marketing such products;
or

•	that third parties will market superior or equivalent products.

If we have difficulty managing these risks, we may not be able to develop commercially viable products. In addition, clinical trials or marketing of any such potential medical, testing or diagnostic products may expose us to liability claims from the use of such products. We may not be able to obtain product liability insurance and, even if we do, any coverage we obtain could be insufficient or costly. In addition, should we choose to manufacture or to develop our own products independently, we will have to make significant investments in product development, marketing, sales and regulatory compliance resources, and we will have to establish or contract for the manufacture of products under the regulations of the FDA regarding good manufacturing practices. We cannot assure you that we will be able to develop or commercialize successfully any potential medical, testing or diagnostic products.

Risks Associated with Our Common Stock

By further increasing the number of shares of our common stock that may be sold into the market, the Series A Convertible Preferred Stock and warrants could cause the market price of our common stock to drop significantly, even if our business is doing well.

On March 31, 2003, we completed a private placement financing in which we sold the selling stockholders 1,600 shares of our Series A Convertible Preferred Stock and warrants to purchase an aggregate of 10,666,667 shares of our common stock. As part of this transaction, we also issued 75 shares of Series A Convertible Preferred Stock and warrants to purchase an aggregate 500,000 shares of our common stock to the persons designated by our placement agent as a placement agent fee for the private placement. We also issued a second placement agent warrants to purchase an aggregate of 425,000 shares of our common stock. We agreed to register for resale the shares issuable upon conversion of the Series A Convertible Preferred Stock and exercise of the warrants that were issued in the March 2003 financing, as well as shares of common stock that we may issue as dividends on the Series A Convertible Preferred Stock.

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The 53,813,890 shares of our common stock covered by this prospectus consist of the following:

•	37,222,223 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock at a conversion price of $0.45 per share;

•	11,516,667 shares of common stock issuable upon exercise of the warrants at an exercise price of $0.45 per share;

•	75,000 shares of common stock issuable upon exercise of the warrants at an exercise price of $0.65 per share; and

•	5,000,000 shares of common stock that we may issue, at our option, in lieu of cash dividends payable quarterly on the Series A Convertible Preferred Stock.

Of these shares the 37,222,223 shares issuable upon conversion of the Series A Convertible Preferred Stock will be freely saleable beginning on the date of this prospectus, 425,000 shares issuable upon exercise of the warrants will be freely saleable beginning on the date of this prospectus, and 11,166,667 shares issuable upon exercise of the warrants will be freely saleable beginning on March 31, 2004, which is the date that the warrants become exercisable. The 5,000,000 shares of common stock that we may issue in lieu of cash dividends payable quarterly on the Series A Convertible Preferred Stock will become freely saleable if and when issued.

The 48,813,890 shares covered by this prospectus that are issuable upon conversion of the Series A Convertible Preferred Stock and exercise of the warrants represents approximately 87.6% of the total number of our shares of common stock that are currently issued and outstanding. We are, however, registering for resale more shares than are issuable upon conversion of the Series A Convertible Preferred Stock and exercise of the warrants to ensure that a sufficient number of shares is registered in the event that we pay dividends on the Series A Convertible Preferred Stock by issuing shares of common stock in lieu of paying such dividends in cash. Sales of these shares in the public market, or the perception that future sales of these shares could occur, could have the effect of lowering the market price of our common stock below current levels and make it more difficult for us and our shareholders to sell our equity securities in the future.

The principal terms of the Series A Convertible Preferred Stock and warrants issued in the March 2003 financing, including the rights, preferences and privileges of the Series A Convertible Preferred Stock, a description of the warrants and other contractual obligations are set forth in (i) the Securities Purchase Agreement, dated March 31, 2003; (ii) the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock; (iii) the form of the warrants issued in the financing; and (iv) the Registration Rights Agreement, dated March 31, 2003, each of which has been filed as an exhibit to our Current Report on Form 8-K for the March 31, 2003 event, filed with the SEC on April 2, 2003 and is incorporated into this prospectus by reference. In addition, warrants to purchase 75,000 and 350,000 shares of common stock issued to the second placement agent have been filed as exhibits 4.5 and 4.6, respectively, to the registration statement on Form S-3, of which this prospectus forms a part. You are encouraged to review the full text of these documents.

Future issuance of our preferred stock may dilute the rights of our common stockholders.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, preferences, privileges and other terms of these shares. Our board of directors may exercise this authority without any further approval of our stockholders. Currently, the board has designated 1,000,000 shares as Series A Junior Participating Preferred Stock, which are reserved for issuance in connection with our stockholder rights plan and 1,680 shares as Series A Convertible Preferred Stock in connection with the March 2003 financing. Accordingly the board has the authority to issue up to 3,998,320 shares of preferred stock in the future. The rights of the holders of our common stock may be adversely affected by the rights of the holders of our preferred stock that may be issued in the future.

We have various mechanisms in place that you as a stockholder may not consider favorable, which may discourage takeover attempts.

Certain provisions of our certificate of incorporation and by-laws, as well as Section 203 of the Delaware General Corporation Law and our adoption of a shareholder's rights plan, may discourage, delay or prevent a change in control of the Company, even if the change in control would be beneficial to stockholders. These provisions include:

•	authorizing the issuance of "blank check" preferred stock that could be designated and issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	creating a classified board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

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•	prohibiting cumulative voting in the election of directors, which will allow a majority of stockholders to control the election of all directors;

•	requiring super-majority voting to effect certain amendments to our certificate of incorporation and by-laws;

•	limiting who may call special meetings of stockholders;

•	prohibiting stockholder action by written consent, which requires all actions to be taken at a meeting of stockholders; and

•	establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

     In addition, pursuant to our stockholder rights plan, each share of our common stock has an associated preferred share purchase right. The rights will not trade separately from the common stock until, and are exercisable only upon, the acquisition or the potential acquisition through tender offer by a person or group of 15% or more of our outstanding common stock.

Our stock price has been, and likely will continue to be, volatile and your investment may suffer a decline in value.

     The market prices for securities of companies quoted on The Nasdaq Stock Market, including our market price, have in the past been, and are likely to continue in the future to be, very volatile. The Nasdaq Composite Index has significantly declined since our initial public offering in May 2000 and remains very volatile. The market price of our common stock has been, and likely will continue to be, subject to substantial volatility depending upon many factors, many of which are beyond our control, including:

•	announcements regarding the results of development efforts by us or our competitors;

•	announcements regarding the acquisition of technologies or companies by us or our competitors;

•	changes in our existing strategic alliances or licensing arrangements or formation of new alliances or arrangements;

•	technological innovations or new commercial products developed by us or our competitors;

•	changes in our intellectual property portfolio;

•	developments or disputes concerning our proprietary rights;

•	issuance of new or changed securities analysts' reports and/or recommendations applicable to us;

•	additions or departures of our key personnel;

•	operating losses by us;

•	actual or anticipated fluctuations in our quarterly financial and operating results and degree of trading liquidity in our common stock;

•	continued economic uncertainty with respect to valuation of certain technology companies and other market conditions; and

•	our ability to maintain our common stock listing on the Nasdaq National Market.

     We cannot assure you that your initial investment in our common stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market, which would adversely affect our business and financial operations.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to future events or our future financial performance and can be identified by terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” that may cause our or our industry's actual results, levels of activity, performance or achievements to vary from those expressed or implied by such forward-looking statements. Before deciding to purchase our common stock you should carefully consider the risks described in the “Risk Factors” section, in additional to the other information set forth in this prospectus and the documents incorporated by reference herein.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results except as required by law.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders. Of the warrants that have been issued to the selling stockholders, warrants to purchase 11,516,667 shares of our common stock have an exercise price of $0.45 per share and warrants to purchase 75,000 shares of our common stock have an exercise price of $0.65 per share. Warrants to purchase 350,000 shares of our common stock at an exercise price of $0.45 per share and the warrants to purchase 75,000 shares of our common stock at an exercise price of $0.65 per share are exercisable immediately for cash only. The remaining warrants to purchase 11,166,667 shares of our common stock at an exercise price of $0.45 per share are exercisable for cash beginning on March 31, 2004, but also become exercisable via cashless exercise on March 31, 2005. If all of the warrants were exercised for cash, we would receive $5,231,250 in proceeds, which proceeds would be used for general corporate purposes. There can be no assurance, however, that the warrants will be exercised for cash, or at all.

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SELLING STOCKHOLDERS

     On March 31, 2003 we sold $16.0 million of our Series A Convertible Preferred Stock and warrants in a private placement exempt from the registration requirements of the Securities Act. This prospectus relates to the resale from time to time of up to a total of 53,813,890 shares of our common stock by the selling stockholders, which shares are comprised of the following:

•	37,222,223 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock at a conversion price of $0.45 per share;

•	11,516,667 shares of common stock issuable upon exercise of the warrants at an exercise price of $0.45 per share, (350,000 of which are exercisable immediately and 11,166,667 of which become exercisable on March 31, 2004);

•	75,000 shares of common stock issuable upon exercise of the warrants at an exercise price of $0.65 per share (all of which are exercisable immediately); and

•	5,000,000 shares of common stock that we may issue, at our option, in lieu of cash dividends payable quarterly on the Series A Convertible Preferred Stock.

     Pursuant to the terms of the March 2003 financing, we filed a registration statement, of which this prospectus constitutes a part, in order to permit the selling stockholders to resell to the public the shares of our common stock issued in connection with this transaction. The selling stockholders have each represented to us that they have obtained the shares for their own account for investment only and not with a view to, or resale in connection with, a distribution of the shares, except through sales registered under the Securities Act or exemptions thereto.

     The following table, to our knowledge, sets forth information regarding the beneficial ownership of our common stock by the selling stockholders as of May 1, 2003 and the number of shares being offered hereby by each selling stockholder. For purposes of the following description, the term “selling stockholder” includes pledgees, donees, permitted transferees or other permitted successors-in-interest selling shares received after the date of this prospectus from the selling stockholders. The information is based in part on information provided by or on behalf of the selling stockholders. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares, as well as any shares as to which the selling stockholder has the right to acquire beneficial ownership within sixty (60) days after May 1, 2003 through the exercise or conversion of any stock options, warrants, convertible debt or otherwise. Because most of the warrants are not exercisable until March 31, 2004, the shares of common stock issuable upon exercise of these warrants are not considered to be beneficially owned pursuant to the rules of the SEC and do not appear in the table as shares beneficially owned, but do appear as shares being offered. In addition, the terms of the Series A Convertible Preferred Stock provide that no selling stockholder may convert Series A Convertible Preferred Stock into common stock if such conversion would result in such selling stockholder owning more than 4.99% of our outstanding common stock. Accordingly, while all shares that are issuable to a selling stockholder upon conversion of the Series A Convertible Preferred Stock are included in the number of shares being offered in the table below, shares which a selling stockholder is prevented from acquiring as a result of these provisions are not shown as beneficially owned. Unless otherwise indicated below, each selling stockholder has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholder. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

	Shares			Shares
	Beneficially			Beneficially
	Owned		Shares	Owned
	Prior to		Being	After
	Offering(1)		Offered	Offering(2)

Selling Stockholder	Number	Percent		Number	Percent

DMG Legacy International Ltd. (3)	2,927,444	4.99%	13,912,986	--	--
DMG Legacy Institutional Fund LLC (4)	2,927,444	4.99%	13,339,254	--	--
DMG Legacy Fund LLC (5)	1,000,000	1.76%	1,434,328	--	--
SDS Merchant Fund, LP (6)	2,927,444	4.99%	12,749,586	--	--
BayStar Capital II, L.P. (7)	2,927,444	4.99%	9,562,189	--	--
SCO Capital Partners LLC (8)	1,000,000	1.76%	1,434,328	--	--
Paul A. Scharfer (9)	666,667	1.18%	956,219	--	--
Punk, Ziegel & Company, L.P. (10)	425,000	*	425,000	--	--

*	Less than 1%.

(1)	Percentages prior to the offering are based on 55,738,781 shares of common stock that were issued and outstanding as of May 1, 2003.

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(2)	We do not know when or in what amounts the selling stockholders may offer for sale the shares of common stock pursuant to this offering. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholder will have sold all of the shares covered by this prospectus upon the completion of the offering.

(3)	The number of shares being offered consists of (i) 9,700,000 shares of common stock issuable upon conversion of 436.5 shares of Series A Convertible Preferred Stock, (ii) 2,910,000 shares of common stock issuable upon exercise of warrants exercisable beginning March 31, 2004 and (iii) 1,302,986 shares of common stock that we may issue, at our option, in lieu of cash dividends payable quarterly on the Series A Convertible Preferred Stock. DMG Advisors LLC, the investment advisor of DMG Legacy International Ltd., exercises dispositive and voting power with respect to the shares of common stock that DMG Legacy International Ltd. is offering in this prospectus. Mr. Thomas McAuley is the managing member and chief investment officer of DMG Advisors LLC and Mr. McAuley disclaims beneficial ownership of the shares of our common stock owned by DMG Legacy International Ltd.

(4)	The number of shares being offered consists of (i) 9,300,000 shares of common stock issuable upon conversion of 418.5 shares of Series A Convertible Preferred Stock, (ii) 2,790,000 shares of common stock issuable upon exercise of warrants exercisable beginning March 31, 2004 and (iii) 1,249,254 shares of common stock that we may issue, at our option, in lieu of cash dividends payable quarterly on the Series A Convertible Preferred Stock. DMG Advisors LLC, the investment advisor of DMG Legacy Institutional Fund, exercises dispositive and voting power with respect to the shares of common stock that DMG Legacy Institutional Fund is offering in this prospectus. Mr. Thomas McAuley is the managing member and chief investment officer of DMG Advisors LLC and Mr. McAuley disclaims beneficial ownership of the shares of our common stock owned by DMG Legacy Institutional Fund.

(5)	The number of shares being offered consists of (i) 1,000,000 shares of common stock issuable upon conversion of 45 shares of Series A Convertible Preferred Stock, (ii) 300,000 shares of common stock issuable upon exercise of warrants exercisable beginning March 31, 2004 and (iii) 134,328 shares of common stock that we may issue, at our option, in lieu of cash dividends payable quarterly on the Series A Convertible Preferred Stock. DMG Advisors LLC, the investment advisor of DMG Legacy Fund LLC, exercises dispositive and voting power with respect to the shares of common stock that DMG Legacy Fund LLC is offering in this prospectus. Mr. Thomas McAuley is the managing member and chief investment officer of DMG Advisors LLC and Mr. McAuley disclaims beneficial ownership of the shares of our common stock owned by DMG Legacy Fund LLC.

(6)	The number of shares being offered consists of (i) 8,888,889 shares of common stock issuable upon conversion of 400 shares of Series A Convertible Preferred Stock, (ii) 2,666,667 shares of common stock issuable upon exercise of warrants exercisable beginning March 31, 2004 and (iii) 1,194,030 shares of common stock that we may issue, at our option, in lieu of cash dividends payable quarterly on the Series A Convertible Preferred Stock. SDS Capital Partners, LLC, the general partner of SDS Merchant Fund, LP, exercises dispositive and voting power with respect to the shares of common stock that SDS Merchant Fund, LP is offering in this prospectus. Mr. Steve Derby is the managing member of SDS Capital Partners, LLC. Mr. Derby disclaims beneficial ownership of the shares of our common stock owned by SDS Merchant Fund, LP.

(7)	The number of shares being offered consists of (i) 6,666,667 shares of common stock issuable upon conversion of 300 shares of Series A Convertible Preferred Stock, (ii) 2,000,000 shares of common stock issuable upon exercise of warrants exercisable beginning March 31, 2004 and (iii) 895,522 shares of common stock that we may issue, at our option, in lieu of cash dividends payable quarterly on the Series A Convertible Preferred Stock. BayStar Capital Management, LLC is the General Partner and investment advisor of BayStar Capital II, L.P., and exercises dispositive and voting power with respect to its shares. The managing members of BayStar Capital Management, LLC are Steve Derby, Lawrence Goldfarb, and Steven M. Lamar. Messrs. Derby, Goldfarb and Lamar disclaim beneficial ownership of the shares held by BayStar Capital II, L.P.

(8)	The number of shares being offered consists of (i) 1,000,000 shares of common stock issuable upon conversion of 45 shares of Series A Convertible Preferred Stock, (ii) 300,000 shares of common stock issuable upon exercise of warrants exercisable beginning March 31, 2004 and (iii) 134,328 shares of common stock that we may issue, at our option, in lieu of cash dividends payable quarterly on the Series A Convertible Preferred Stock. SCO Securities LLC acted as placement agent for the March 31, 2003 financing. As a placement agent fee, SCO Securities LLC was entitled to 75 shares of Series A Convertible Preferred Stock and warrants to purchase 500,000 shares of our common stock, which at the request of SCO Securities LLC, were issued to SCO Capital Partners LLC and Paul A. Scharfer. SCO Capital Partners LLC is an affiliate of SCO Securities LLC and Mr. Scharfer is Managing Director of SCO Securities LLC. See also Note 9.

(9)	The number of shares being offered consists of (i) 666,667 shares of common stock issuable upon conversion of 30 shares of Series A Convertible Preferred Stock, (ii) 200,000 shares of common stock issuable upon exercise of warrants exercisable beginning March 31, 2004 and (iii) 89,552 shares of common stock that we may issue, at our option, in lieu of cash dividends payable quarterly on the Series A Convertible Preferred Stock. See also Note 8.

(10)	The number of shares being offered consists of 425,000 shares of common stock issuable upon exercise of warrants exercisable immediately. Punk, Ziegel & Company, L.P. acted as placement agent for the March 31, 2003 financing. PZK Inc., the general partner of Punk, Ziegel & Company L.P. exercises dispositive and voting power with respect to its shares. The managing member of PZK Inc. is William J. Punk, Jr.

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PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. For purposes of the following description, the term “selling stockholders” includes pledgees, donees, permitted transferees or other permitted successors-in-interest selling shares received after the date of this prospectus from the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise. We will not receive any of the proceeds of this offering.

     The selling stockholders may sell shares of common stock directly to purchasers from time to time. Alternatively, they may from time to time offer the common stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholder or the purchasers of such securities for whom they may act as agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

     The common stock may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. The sale of the common stock may be effected by means of one or more of the following transactions (which may involve crosses or block transactions):

•	on any national securities exchange, such as the NYSE, or quotation system on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or systems or in the over-the-counter market;

•	through the purchase and sale of over-the-counter options;

•	in private transactions otherwise than on exchanges or systems or in the over-the-counter market;

•	through transactions in swaps or other derivatives (whether exchange-listed or otherwise);

•	by pledge to secure debt and other obligations; or

•	through a combination of any of the above transactions.

     In addition, any shares covered by this prospectus which qualify may be sold pursuant to Rule 144 under the Securities Act if available or under Section 4(1) of the Securities Act rather than pursuant to this prospectus.

     In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker/dealers, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell common stock short and deliver common stock to close out such short positions, or loan or pledge common stock to broker/dealers that in turn may sell such securities. The selling stockholders may also engage in puts, calls, collars and other transactions in our securities or derivatives of our securities.

     At the time a particular offering of the common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of common stock being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers. Each selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriter, broker-dealer or financial institution regarding the sale of its shares other than ordinary course brokerage arrangements.

     To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

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     The selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the common stock by the selling stockholder. The foregoing may affect the marketability of such securities.

     We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     The selling stockholders will be responsible for paying any underwriting commissions or brokerage fees and taxes of any kind (including without limitation, transfer taxes) applicable to any disposition, sale or transfer of the common stock. We shall pay all reasonable expenses incurred by us or the selling stockholders in connection with the registration of the common stock, including all registration, listing, and qualifications fees, printer and accounting fees, the fees and disbursements of our counsel, and the fees and disbursements of one counsel for the selling stockholders.

LEGAL MATTERS

     The validity of the common stock offered in this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

EXPERTS

     The consolidated financial statements and schedule of Orchid BioSciences, Inc. and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to the Company’s adoption of the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” as of July 1, 2001 and of certain provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” as required for goodwill and other intangibles resulting from business combinations consummated after June 30, 2001, and to the full adoption as of January 1, 2002 of the provisions of SFAS No. 142.

WHERE YOU CAN FIND MORE INFORMATION

     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site athttp://www.sec.gov. In addition, our stock is listed for trading on The Nasdaq National Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, D.C. 20006.

     This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC web site.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by

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reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference as of their respective dates of filing are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002, filed on April 3, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed on May 15, 2003;

•	Our Current Report on Form 8-K filed May 30, 2003 with respect to a press release we issued on May 30, 2003 announcing that we had realigned our Gene Shield business unit.

•	Our Current Report on Form 8-K filed May 29, 2003 with respect to a press release we issued on May 28, 2003 announcing that we had appointed Paul J. Kelly, M.D. as our Chief Executive Officer effective as of June 2, 2003.

•	Our Current Report on Form 8-K filed on April 2, 2003 announcing that on March 31, 2003 we had completed a $16.0 million private placement;

•	Our Current Report on Form 8-K filed March 21, 2003 announcing that on March 20, 2003 we mailed to our shareholders a notice that we had requested and received from Nasdaq a financial viability exception to the shareholder approval requirements of Marketplace Rule 4350(i)(1)(D);

•	Our Current Report on Form 8-K filed January 7, 2003 announcing that on December 19, 2002, we reached a definitive agreement with Beckman Coulter, Inc for the sale of our Life Science products related assets;

•	The description of the common stock contained in our Registration Statement on Form S-3 filed on May 10, 2001, as updated by the description of the rights which are currently transferable with the common stock as described in our Registration Statement on Form 8-A, filed on August 3, 2001 and

     You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting Orchid BioSciences, Inc., 4390 US Route One, Princeton, New Jersey 08540, Attention: Investor Relations. The Investor Relations Department can be reached via telephone at (609) 750-2324 or via email atir@orchid.com.

     To the extent that any statements contained in a document incorporated by reference are modified or superceded by any statements contained in this prospectus, such statements shall not be deemed incorporated in this prospectus except as so modified or superceded.

     All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering are incorporated by reference and become a part of this prospectus from the date such documents are filed. Any statement contained in this prospectus or in a document incorporated by reference is modified or superceded for purposes of this prospectus to the extent that a statement contained in any subsequent filed document modifies or supercedes such statement.